EXHIBIT 99.2

May 28, 2015

The Board of Directors
Suncoke Energy, Inc.
1011 Warrenville Road, Suite 600
Lisle, Illinois 60532

Dear Members of the Board:

Despite our last letter, our repeated conversations with management regarding return of capital and your assurance to us that “we are all on the same page,” it is clear that it is business as usual at Suncoke (SXC). There is an apparent lack of a sense of urgency at SXC that is hard to understand and impossible to accept. In recent months, management has taken no meaningful actions to create shareholder value, despite clear alternatives within management’s control. The result of the continued inaction is the continued decline of your share price, which has fallen nearly 15% since our last letter, despite stability in your long term contracted operating results. The equity price performance of your steel company customers over that time has been stable to rising. The only reasonable explanation for the market’s distaste for SXC stock is management’s continued lack of any real strategic or capital actions.

In February, when we wrote our first letter, we pointed out that assuming a drop down of all remaining MLPable assets, SXC stock was trading at a 10% yield. This analysis—which we laid out and has not been disputed by management—demonstrates the market’s concern that SXC will not distribute its considerable and stable cash flow to investors and reveals shareholders’ large skepticism about growth scenarios for SXC. That concern and skepticism has only worsened over the past several months, with the shares now trading at close to a 12% yield on a fully dropped down basis. That yield in today’s equity market is without comparison, demonstrating the market’s rejection of management’s current strategy. We think it is clear that management is reluctant to drop assets down to SXCP at prices below its view of fair value, and management remains far too focused on executing low probability growth scenarios, as opposed to implementing a reasonable capital return program. Management’s strategy has perpetuated a negative feedback loop in both SXC and SXCP shares that is so strong that SXC stock now trades at a 10% yield on free cash flow ignoring any incremental dropdowns on assets outside of Granite City. In the absence of incremental dropdowns past Granite City, and based on current guidance and an assumption of no incremental growth at SXC, we see annual free cash flow of approximately $95 million, or $1.50 per SXC share. This $1.50 per share assumes a reasonable reduction in corporate G&A to reflect the scenario in which growth options for SXC are no longer being pursued, as well as maintenance capital spending levels. To be clear, it also reflects the absence of incremental dropdowns, no incremental step up in SXC’s general partner cash flows, and no valuation for SXC’s attractive general partner business model. Against its considerable free cash flow, SXC’s current dividend rate of $0.30 per share is woefully inadequate. We are aware of no other general partner of a MLP that has decided to build capital in perpetuity. SXC’s stated strategy is to continue to drop down its assets into SXCP and generate substantial incremental capital for SXC in the process. That prospect makes SXC’s current dividend rate even more inadequate. It is incredible to us that management has not articulated a capital return policy or justified its reluctance to pay out reasonable shareholder returns.

We think the explanation is management remains focused on trying to grow through acquisition, and is reluctant to commit to a distribution policy that will constrain its growth options. But after nearly 18 months of effort, management has shown little to no ability to create value through acquisition, pressuring SXCP shares. And at the same time, a refusal to increase shareholder returns has pressured SXC shares. The solution to this negative feedback loop is not trying to find an attractive deal while the company’s cost of capital continues to increase as a result of the lack of action. Rather, it is increasing shareholder returns at SXC, driving its yield to a sustainable and attractive level, lowering its cost of capital, and thereby enhancing SXC’s future ability to grow. The execution of this strategy is entirely within your control. That we have been making this point for months with no real actions or response by management is frustrating. That the entire market demonstrably agrees with us—look at your share price—is more so. In the absence of management’s demonstrated ability to use its general partner structure to generate value for shareholders, we continue to expect you to run a process to explore all strategic options to sell SXC to someone who will. But before doing that, we expect capital returns to increase dramatically.

It is clear that management has also been slow to accomplish incremental dropdowns to SXCP due to a disconnect between its views of the fair value of SXC’s coke assets and SXCP’s conflict committee’s desire to see dropdowns produce accretion to SXCP’s distributions. The slow pace of dropdowns has further perpetuated the negative feedback loop that currently exists between SXC and SXCP. We agree with management that SXCP’s conflict committee seems narrowly focused on accretion, and risks value destruction for their entity with their policies. However, SXCP’s governance is not an excuse for the absence of performance by SXC. Many structuring mechanisms exist that can create mutually beneficial outcomes for both sides, and the MLP industry is ripe with examples of how to break the feedback loop that now appears to be impeding progress. Fixing this problem is also within your control. As shareholders in SXC for essentially its entire history as a public company, we are telling you the time for action is now.

Since our first letter was sent, a large share of SXC shareholders on their own reached out to us expressing support for our views. We have been clear in communicating with management that we are aware of no shareholders who disagree with the sentiments we expressed there and here: Capital returns are far too low and must increase dramatically. Dropdowns should be accomplished. Either SXC should show it can grow past those dropdowns, or it should explore all options toward selling its valuable business model to someone else who will. Doing nothing is not a sustainable strategy for SXC’s board. Our patience has been exhausted.

We, and presumably your other shareholders, look forward to hearing your public response to this letter. But even that response whatever it is will not soothe our concerns. As we have told management, Jet wants to see SXC do things, not talk about doing them.

Sincerely Yours,

Mathew Mark
General Partner